UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 9, 2020

We hereby inform as a Relevant Information Communication that, today the creditors committee of ADEXUS S.A. (a subsidiary of Grupo Graña y Montero based in Chile) approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus S.A. in the framework of the reorganization procedure referred to in the Relevant Information Communication of November 21, 2019.

According to the terms of the judicial reorganization agreement, Adexus S.A. will restructure and pay the total of its reorganized liabilities within a maximum period of 6 years, according to the new agreed conditions, being authorized to continue with its commercial activities normally.

As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers.

Although Grupo Graña y Montero investment in Adexus S.A. has been declared as an available-for-sale investment and on an exceptional basis, the Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the company.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 9, 2020